UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. - In Judicial Reorganization

CORPORATE TAXPAYER’S REGISTRY (CNPJ/MF) Nº 76.535.764/0001-43 BOARD OF TRADE (NIRE) Nº 33.3.0029520-8

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization ("Oi" or the "Company") hereby informs its shareholders and the market in general that, in line with the implementation of its Strategic Transformation Plan and following the commitment established on the call for its Extraordinary General Shareholders Meeting ("EGSM") held on October 16, 2020, its management has signed a contract with the consultancy Egon Zehnder to begin a process of evaluation of its Board of Directors.

As disclosed in the call for the ESGM in question, this evaluation process aims to subsidize the Board itself in preparing a proposal to shareholders for the election of the board of directors at the 2021 Annual General Meeting, taking into account the needs of the company for the coming years and the effectiveness of the board. With this step, the Company begins the creation of the framework to determine the composition of the future board, which will be included in a proposal to the Shareholders in a structured, transparent and judicious manner, in line with the best corporate governance practices, for the benefit of the company and all its shareholders.

Oi reiterates its commitment to comply with its Strategic Plan and to focus on becoming the largest provider of telecommunications infrastructure in Brazil, with a focus on businesses with greater value-added, growth prospects and a vision for the future, by expanding fiber optics and high-speed internet, offering businesses solutions and infrastructure to enable the evolution to 5G in the country.

The Company will keep its shareholders and the market informed of any development regarding the subject matter of this Notice to the Market.

Rio de Janeiro, December 07, 2020.

Oi S.A. - In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer